Exhibit 99.2
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
(1) REVISION OF APPROVED CAPS FOR REVISED
CONTINUING CONNECTED TRANSACTIONS;
(2) NEW CONTINUING CONNECTED TRANSACTION;
(3) CONNECTED AND MAJOR TRANSACTION — PROVISION
OF FINANCIAL ASSISTANCE TO/BY CONNECTED PERSONS;
(4) AMENDMENT TO BYE-LAWS; AND
(5) ADOPTION OF A NEW SET OF BYE-LAWS
— NOTICE OF SPECIAL GENERAL MEETING
NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited (the “Company”) will be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Friday, 16 November 2007 at 9:00 a.m., for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions or special resolutions of the Company:
ORDINARY RESOLUTIONS
1.	“THAT the proposed maximum annual monetary value of the revised continuing connected transactions to be entered into between the Company and its subsidiaries and connected persons of the Company (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) (the “Listing Rules”) for each of the two financial years ending 31 December 2008 as set out in the sub- paragraph headed “The Proposed Caps” in the Letter from the Board contained in a circular issued by the Company dated 24 October 2007 (the “Circular”) (a copy of which is marked “A” and produced to the meeting and signed by the Chairman for identification purposes) be and are hereby approved.”
2. “THAT
(a)	the entering into of the regional agent agreement dated 3 October 2007 (the “Regional Agent Agreement”) (a copy of which is marked “B” and produced to the meeting and signed by the Chairman for identification purposes) between (Shenyang Brilliance JinBei Automobile Co., Ltd.*) (“Shenyang Automotive”) and (Liaoning Zheng Guo Investment Development Company Limited*) (“Liaoning Zheng Guo”) pursuant to which Liaoning Zheng Guo is to act as a regional agent of the whole range of automobiles manufactured by Shenyang Automotive for certain regions, such as Jinan, Qingdao, Wuhan, Hefei, Chengdu, Kunming, Ningjing, Suzhou, Hangzhou, Wenzhou, Shanghai, Changsa, Fuzhou, Guangzhou, Shenzhen and Nanning for a term commencing after the approval of the Regional Agent Agreement by the shareholders of the Company and expiring on 31 December 2008, with an option to renew for another term of 3 years exercisable by Shenyang Automotive be and is hereby ratified, confirmed and approved and the sales of automobiles by Shenyang Automotive to Liaoning Zheng Guo pursuant to the Regional Agent Agreement be and is hereby approved; and that the directors of the Company be and are hereby authorised to take such actions and to enter into such documents as are necessary to give effect to the transactions contemplated under the Regional Agent Agreement; and

(b)	the proposed maximum annual monetary value of the sales by Shenyang Automotive to Liaoning Zheng Guo in the amount of RMB1,800,000,000 and RMB5,000,000,000, respectively for the two financial years ending 31 December 2008 be and are hereby approved.”
3.	“THAT
(a)	the entering into of the guarantee agreement dated 3 October 2007 between (Shenyang XingYuanDong Automobile Component Co., Ltd.*) (“Xing Yuan Dong”), a wholly-owned subsidiary of the Company and Shenyang Automotive, a 51% owned subsidiary of the Company, in relation to the provision of cross guarantee by each of Xing Yuan Dong and Shenyang Automotive for the banking facilities of the other party up to the amount of RMB2.0 billion for a period of one year commencing from 1 January 2008 to 31 December 2008 (a copy of which is marked “C” and produced to the meeting and signed by the Chairman for identification purposes) be and is hereby ratified, confirmed and approved and that the directors of the Company be and are hereby authorised to take such actions as are necessary to give effect to the cross guarantee; and

(b)	the entering into of the guarantee agreement dated 3 October 2007 between Xing Yuan Dong and (Shenyang JinBei Automotive Company Limited*) (“JinBei”) in relation to the provision of cross guarantee by each of Xing Yuan Dong and JinBei for the banking facilities of the other party up to the amount of RMB500 million for a period of one year commencing from 1 January 2008 to 31 December 2008 (a copy of which is marked “D” and produced to the meeting and signed by the Chairman for identification purposes) be and is hereby ratified, confirmed and approved and that the directors of the Company be and are hereby authorised to take such actions as are necessary to give effect to the cross guarantee.”
SPECIAL RESOLUTIONS
4. (a) “THAT the bye-laws of the Company (the “Bye-Laws”) be amended as follows:
(1)	Bye-Law 26 be amended by adding the words “or such other manner as permissible under the Listing Rules” at the end;

(2)	Bye-Law 44 be amended by deleting the words “and in the Newspapers” therefrom;

(3)	Bye-Law 60(B) be deleted in its entirety and replaced by the following:

“60. (B)	(i)	Except in the case of the removal of auditors or Directors, anything which may be done by Ordinary Resolution or Special Resolution in general meeting may be done by resolution in writing, signed by the required majority of the shareholders or any class thereof or their proxies, or in the case of a shareholder that is a corporation (whether or not a company within the meaning of the Companies Act) by its representative on behalf of such shareholder, being the required majority of the shareholders of the Company or any class thereof who at the date of the notice of the resolution in writing would be entitled to attend a meeting and vote on the resolution. Such resolution in writing may be signed in as many counterparts as may be necessary.

	(ii)	Notice of any resolution in writing to be made under this Bye-Law shall be given, and a copy of the resolution shall be circulated, in the same manner as that required for a notice of a general meeting of the Company at which the resolution could have been considered, except that the length of the period of notice shall not apply.

(iii)	The accidental omission to give notice of, or to circulate a copy of, a resolution in writing to be made under this Bye-Law, or the non-receipt of such notice or copy by, any person entitled to receive such notice or copy shall not invalidate the passing of the resolution.

(iv)	For the purposes of this Bye-Law, the date of the resolution in writing is the date when the resolution is signed by, or on behalf of, the shareholder who establishes the majority of votes required for the passing of the resolution and any reference in any enactment to the date of passing of a resolution is, in relation to a resolution in writing made in accordance with this Bye-Law, a reference to such date.

(v)	A resolution in writing made in accordance with this Bye-Law is as valid as if it had been passed by the Company in general meeting or, if applicable, by a meeting of the relevant class of shareholders of the Company, as the case may be. A resolution in writing made in accordance with this Bye-Law shall constitute minutes for the purposes of the Companies Acts and these Bye-Laws.”;
(4)	Bye-Law 97(A)(vi) be deleted in its entirety and replaced by the following:
“(vi)	if he shall be removed from office by an Ordinary Resolution of the Company under Bye-Law 104.”;
(5)	Bye-Law 104 be deleted in its entirety and replaced by the following:
“104.	The Company may by Ordinary Resolution remove any Director (including an Executive Director) before the expiration of his period of office notwithstanding anything in these Bye-Laws or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and may elect another person in his stead. Any person so elected shall hold office only until the next following general meeting of the Company and shall then be eligible for re- election at such meeting. If the Director is to retire at an annual general meeting, he shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such annual general meeting.”;
(6)	Bye-Law 113 be amended by deleting the words “(save and except for the Chairman)” therefrom;

(7)	Bye-Law 119 be amended by deleting the first sentence and replaced by the following:

“The Board may elect any one of its body to act as Chairman and/or another to act as Deputy Chairman and may elect or otherwise appoint other officers and determine the period for which each of them is to hold office.”;

(8)	Bye-Law 144 be deleted in its entirety and replaced by the following:
“144.	Notice of the declaration of an interim dividend may be given by advertisement or in such other manner as is permissible under the Listing Rules and other relevant legislation in the Relevant Territory and in such other territory or territories as the Board may determine and in such manner as the Board shall determine.”;
(9)	Bye-Law 162(B) be amended by deleting the words “(provided that prior consent has been obtained from the shareholder)” therefrom and replaced by “(provided that prior consent has been obtained from the shareholder pursuant to the Companies Act and other relevant legislations, regulations and the Listing Rules)”; and

(10)	Bye-Law 162(C) be deleted in its entirety and replaced by the following:
“(C)	For the purpose of this Bye-Law, subject to compliance with the publication, shareholder’s consent and notification requirements of the Statutes and any rules prescribed by the stock exchange in the Relevant Territory from time to time, publication by the Company on the Company’s web-site of those documents to be sent to shareholders of the Company in paragraph (B) above at least 21 days before the date of the annual general meeting shall, in relation to each such shareholder of the Company, be deemed to discharge the Company’s obligations under paragraph (B) above.”
(b)	“THAT subject to the passing of resolution numbered 4(a), a new set of the Bye-Laws contained in the printed document, a copy of which has been produced to the meeting marked “E” and has been signed by the Chairman for the purposes of identification, be and are hereby approved and adopted as the Bye-Laws.”
As at the date of this announcement, the board of directors of the Company comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non- executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board
Brilliance China Automotive Holdings Limited
Lam Yee Wah Eva
Company Secretary
Hong Kong, 24 October 2007

*	for identification purposes only
Registered office:
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
Head office and principal place of business:
Suites 1602–05
Chater House
8 Connaught Road Central
Hong Kong

Notes:
1.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.
2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1806–1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
4.	Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if shareholders so wish.
5.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be declared in relation to any resolution put to the vote of the meeting before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
6.	The ordinary resolutions numbered 1 to 3(b) set out in this notice of special general meeting will be put to shareholders to vote on poll and the special resolutions numbered 4(a) and 4(b) set out in this notice of special general meeting will be put to shareholders to vote by a show of hands.